Filed by Cover-All Technologies Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cover-All Technologies Inc.
SEC File No.: 001-09228
Date: December 15, 2014

On December 14, 2014, Manish D. Shah, President and Chief Executive Officer of Cover-All Technologies Inc. (“Cover-All”), distributed the following via email to employees of Cover-All:

COVER-ALL / MAJESCO MERGER — EMPLOYEE FAQ

WHO IS MAJESCO?

Majesco, formerly known as MajescoMastek, is based in NYC, New York. Majesco has over two decades of experience in providing technology solutions, products, and services for the North American insurance industry across P&C, Life & Annuity, and Health insurance lines of business. Majesco focuses on delivering business value and enhanced business capabilities to their clients through a combination of their world-class enterprise grade products in modern technologies, implementation services and specialized application services. Majesco is currently undertaking the reorganization of their world-wide insurance business under one company and their demerger from Mastek Ltd., a publicly traded IT solutions and services company based in India. Through this demerger and reorganization, they will be exclusively focused on servicing the insurance industry by providing software, consulting and IT services globally under one brand, Majesco. The company has operations in six countries (US, Canada, UK, Thailand, Malaysia and India) providing localized software and services through its internationalized products and broad services infrastructure. We’ll be merging with this reorganized global company and the combined company will be conducting its business under the brand “Majesco”.

WHY ARE WE DOING THE MERGER WITH MAJESCO?

We believe that the timing is right for this merger as the global property & casualty insurance industry is in the midst of a once-in-a-generation modernization cycle. The favorable technology upgrade cycle will increase our opportunities. Insurers of all sizes, geographies, and across all tiers are looking to replace their legacy systems to improve profitability, gain operational efficiencies, and leverage business intelligence and data analytics.

We believe that the combination of Cover-All and Majesco creates an excellent foundation to become a market leader in the multi-billion global insurance technology solutions marketplace. Insurers are trending toward wanting to work with a single vendor that has an end-to-end modern suite of solutions and services. Insurers want a vendor with proven technology, advanced data analytics, superior customer service, and more importantly deep domain experience in relevant market segments such as personal, commercial, specialty, admitted, surplus lines, and program business. We believe that the combination of product and domain capabilities of both organizations will result in more invitations to bid and a higher probability of winning new business.

Cover-All’s customers have invested a significant amount of time and resources in implementing our solutions and rely on these solutions and future innovations to support their critical business needs. Cover-All’s merger with Majesco will enhance our ability to further enhance our solutions and provide additional value added services under one umbrella. We will also be a financially stronger company, which is important as our customers have made multi-year commitments by choosing our solutions.

Majesco will employ all Cover-All employees who are with Cover-All as of the effective time of the merger. We believe employees of the combined company will benefit from being part of a company with a more competitive and stable financial foundation. We believe that this merger will create greater opportunities for Cover-All employees over the long term. We believe that the merger will also provide new paths for professional development and options to advance your careers in your areas of interest.

This is an opportunity for Cover-All to flourish in a much more vibrant way for a brighter future.

WHAT VALUE DOES MAJESCO BRING TO THE MERGER?

•	Large customer base — over 100 property & casualty and life & annuity insurance customers globally

•	Modern, mature, and integrated core systems suite covering all tiers of property & casualty insurers including a market-leading billing system

•	Expertise in Personal Lines Policy Products

•	Life insurance, annuity, and group benefits product offerings.

•	Expertise in providing Cloud offerings (30+ clients)

•	Business Intelligence and data consulting and services practices

•	Broad range of IT service offerings

•	Large number of talented resources

•	Customer-centric culture that aligns with Cover-All culture

•	Organizational scale and financial strength

WHAT WILL THE COMBINED COMPANY BE LIKE?

The combined company will retain the brand “Majesco” and is expected to have:

•	Over $100 million in estimated annual revenue with high growth potential

•	Over 150 insurance customers in all tiers worldwide served by a global delivery team

•	Innovative and proven core insurance software suite serving all tiers in each of our operating markets: the Americas, Europe and Asia-Pacific

•	Customer-centric collaborative culture focusing on customer value enhancements through innovative technologies and dedicated customer-oriented services

•	Modern, mature, and integrated core software solution suite covering all tiers of business of Property and Casualty including personal, commercial, specialty, and workers compensation business

•	Life Insurance, Annuity, and Group Benefits product offerings

•	Consulting practice covering broad needs of insurers

•	Comprehensive bureau content services offering with extensive knowledge of ISO and NCCI

•	Business Intelligence and data analytics solution with customer-focused consulting and services practice

•	Robust cloud solution for core insurance systems already deployed to over 30 customers

WHAT DOES THIS MEAN FOR COVER-ALL’S CUSTOMERS?

The combined company is committed to support and continue investing in Cover-All’s software solutions. Cover-All solutions will benefit from Majesco’s complementary suite components, larger talent pool, and strong financial foundation for investing in the future.

Majesco will also be able to offer broad services offerings covering the full spectrum of the insurance value chain. With an experienced and talented team of a large number of associates, Majesco will be able to offer variety of valued added services tailored to meet our customers’ specific business objectives.

WHAT DOES THIS MEAN FOR MAJESCO’S CUSTOMERS?

Following the closing, Majesco customers will have access to Cover-All’s Business Intelligence and data technology assets. In addition, Majesco customers will be able to leverage Cover-All’s ISO Support services offering in addition to the deep expertise/credentials of Cover-All’s commercial lines staff.

WHAT IS THE PROFILE OF MAJESCO’S CUSTOMER BASE?

Majesco has approximately 100 property & casualty and life & annuity insurance customers globally, with its largest customer base in the U.S. Majesco has customers in all tiers of the market, ranging from small to very large insurers. Some of the marquee customers are Erie Insurance, Country Financial, Tokio Marine, Foresters, Legal and General (L&G), Great American, a Large Tier 1 Customer (cannot disclose the name) and Old Republic.

Most of Majesco’s customers host Majesco software in house on their own servers. Around 30 customers are leveraging Majesco’s Cloud offerings.

WILL THE COMBINED COMPANY CONTINUE TO SUPPORT COVER-ALL’S SOFTWARE SOLUTIONS?

Yes, Majesco will continue to support existing Cover-All software solutions and will collaborate with customers to understand their future requirements while determining the future roadmap.

WHAT WILL BE THE MANAGEMENT STRUCTURE OF THE COMBINED COMPANY?

Ketan Mehta, the current CEO of Majesco, will be the CEO of the combined entity. Manish Shah, the current CEO of Cover-All, will take on the Executive Vice President (EVP) role upon closing of the merger. More details will be shared in the coming months as we work towards the plans for the integration.

HOW IS THIS DEAL STRUCTURED?

The deal is based on a fixed merger consideration ratio. In other words, changes in Cover-All’s share price between now through the closing will not impact the merger consideration ratio. Cover-All’s stockholders and the holders of its options and restricted stock units, in the aggregate, will receive 16.5% of the outstanding common shares of the combined company, on a fully diluted basis. The transaction is intended to qualify as a tax-free reorganization to Cover-All’s stockholders. One of the closing conditions is for the shares of Majesco common stock to be listed for trading on the NYSE MKT.

WHAT ARE THE NEXT STEPS FOR THE MERGER?

Regarding the timing of the transaction, there are several milestones to consider. The transaction is subject to the satisfaction of closing conditions, including certain regulatory approvals and the approval of Cover-All stockholders. Majesco must file with the Securities and Exchange Commission a registration statement with respect to the shares to be issued in the transaction, which registration statement must be declared effective by the SEC. Also, one of the conditions to closing is the listing of the Majesco shares on the NYSE MKT. The transaction is expected to close toward the end of the 2015 second quarter.

The indicative timeline described below is subject to variation on account of the process uncertainties:

•	Preparation of Form S-4 and filing with SEC by end of January 2015

•	Filing of listing application with NYSE MKT

•	Form S-4 Effectiveness by end of March 2015

•	Mailing of proxies, Form S-4 and other documents to shareholders by end March 2015

•	Stockholder vote by end April 2015

•	Listing upon closing of transaction, subject to NYSE MKT approval

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed merger of Cover-All with and into Majesco, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Majesco’s and Cover-All’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “aim(s),” “can,” “would,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “approximately,” “potential,” “goal,” “pro forma,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. These statements are based on management’s current expectations and/or beliefs and assumptions that management considers reasonable, which assumptions may or may not prove correct.

Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: (i) the expected timeframe for completing the merger described herein (the “Merger”) and the transactions contemplated thereby; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement described herein (the “Merger Agreement”); (iii) the risk that one or more of the conditions to closing of the Merger may not be satisfied, including, without limitation, the effectiveness of the registration statement to be filed with the Securities and Exchange Commission (the “SEC”), the approval of the Merger by Cover-All’s stockholders, the consummation of the reorganization of Majesco or regulatory approvals necessary for such reorganization or the listing of the combined company’s common stock on the NYSE MKT; (iv) the risk of disruptions to current plans and operations, increased operating costs and the potential difficulties in maintaining customer, supplier, employee, operational and strategic relationships as a result of the announcement and consummation of the Merger or otherwise; (v) adverse results in any legal proceedings that may be instituted against Cover-All, Majesco, their respective affiliates or others following announcement of the Merger Agreement and transactions contemplated thereby; (vi) the risk that unexpected costs will be incurred in connection with the Merger; (vii) the risk that the projected value creation and efficiencies from the Merger will not be realized, or will not be realized within the anticipated time period; (viii) Majesco’s ability to promptly, efficiently and effectively integrate Cover-All’s operations into those of the combined company; (ix) the lack of a public market for shares of Majesco’s common stock and the possibility that a market for such shares may not develop; (x) working capital needs; (xi) continued compliance with government regulations; (xii) labor practices; (xiii) the combined company’s ability to achieve increased market acceptance for its product and service offerings and penetrate new markets; and (xiv) the possibility that Cover-All or Majesco may be adversely affected by other economic, business and/or competitive factors, including rapidly changing customer preferences and trends.

Additional information concerning these and other factors can be found in Cover-All’s filings with the SEC, including Cover-All’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the Registration Statement on Form S-4 to be filed by Majesco in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Cover-All and Majesco are under no obligation to, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by applicable law.

With the completion of the above transactions, Majesco will have an estimated revenue base of over $100 million for its fiscal year ended March 31, 2015 (on an annualized pro forma basis to give effect to its reorganization, the merger with Cover-All and Majesco’s acquisition of Agile Technologies’ insurance business, based on annualized revenues for Cover-All and Agile for their fiscal year ended December 31, 2014).

Any annualized, pro forma or estimated numbers contained in this communication are used for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been combined during the periods presented.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

In connection with the proposed transaction between Cover-All and Majesco, Cover-All and Majesco intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Majesco that will include a proxy statement of Cover-All that also constitutes a prospectus of Majesco, and a definitive proxy statement/prospectus will be mailed to Cover-All’s stockholders when it becomes available. Cover-All and Majesco will each also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY (including any amendments or supplements thereto) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COVER-ALL, MAJESCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they become available) and other documents filed with the SEC (when they become available) by Majesco or Cover-All through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Cover-All will be available free of charge on Cover-All’s website at http://www.cover-all.com/ or by contacting Ann Massey, Chief Financial Officer, Cover-All Technologies Inc., at 412 Mt. Kemble Avenue, Suite 110C, Morristown, New Jersey 07960 or by e-mail at amassey@cover-all.com. Copies of documents filed with the SEC by Majesco will also be available free of charge on Majesco’s website at http://www.Majesco.com/ or by contacting Lori Stanley, General Counsel, Majesco, at 5 Penn Plaza, 14th Floor, New York, NY 10001 or by e-mail at lori.stanley@majesco.com.

PARTICIPANTS IN SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Cover-All, Majesco, their respective directors and certain of their respective executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Cover-All is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 28, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 30, 2014. These documents can be obtained free of charge from the respective sources indicated above. ADDITIONAL INFORMATION REGARDING THE PARTICIPANTS IN THE PROXY SOLICITATIONS, INCLUDING COVER-ALL’S AND MAJESCO’S DIRECTORS AND EXECUTIVE OFFICERS, AND A MORE COMPLETE DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE PROPOSED TRANSACTION, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS TO BE FILED BY COVER-ALL AND MAJESCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE.

NON-SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities of Majesco or Cover-All, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or as otherwise permitted under the Securities Act or the rules promulgated thereunder. This communication does not constitute the solicitation of any vote or approval.